April 21, 2025

Ryan Grimsland
Executive Vice President, Chief Financial Officer
Advance Auto Parts, Inc.
4200 Six Forks Road
Raleigh, NC 27609

       Re: Advance Auto Parts, Inc.
           Form 10-K for Fiscal Year Ended December 28, 2024
           File No. 001-16797
Dear Ryan Grimsland:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services